FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of September, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








HSBC AGREES TO ACQUIRE MAJORITY SHAREHOLDING IN KOREA EXCHANGE BANK

THE ACQUISITION
HSBC Holdings plc ("HSBC"), through its indirect, wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited ("HSBC Asia"), has agreed to acquire 51.02 per cent of the issued share capital of Korea Exchange Bank ("KEB"), the sixth largest bank in Korea.

The shares will be acquired from LSF-KEB Holdings SCA, a holding company owned by Lone Star Fund IV (US) LP and Lone Star Fund IV (Bermuda) LP (collectively "Lone Star"). The purchase price is KRW3,400 billion plus US$2,700 million amounting in total to the equivalent of approximately US$6,317 million, payable in cash, assuming the acquisition is completed on or before 31 January 2008.

The acquisition is subject to a number of conditions including the receipt of applicable governmental and regulatory approvals, particularly in Korea from the Financial Supervisory Commission ("FSC") and the Fair Trade Commission. In the event that the acquisition is completed after 31 January 2008, the purchase price will be increased by US$133 million, also payable in cash.

Under a shareholders' agreement with Lone Star, The Export-Import Bank of Korea ("KEXIM") is entitled to require HSBC Asia to purchase, on substantially the same terms, part or all of its shareholding in KEB (KEXIM's entire shareholding represents a further 6.25 per cent of the issued share capital of KEB).

HSBC does not intend to make a tender offer to KEB's remaining shareholders and, following completion of the acquisition, KEB will remain a company listed on the Korea Exchange (the "KRX").

HSBC Group Chairman Stephen Green said, "Our stated strategy is to focus on expanding HSBC's presence in important growth economies, particularly in Asia, Latin America and the Middle East and to maintain our capital strength to allow us to take advantage of strategic opportunities. This prospective acquisition reflects that strategy.

"It would provide HSBC with a significant presence in Asia's third largest economy and reinforce our position as Asia's number one international bank.

"HSBC has a long history in Korea. We are delighted with this prospective acquisition, which we believe would benefit the customers and staff of both KEB and HSBC."

REASONS FOR AND BENEFITS OF THE TRANSACTION
HSBC is one of the world's largest banking and financial institutions with an unparalleled international network across 83 countries and territories. The acquisition accords with HSBC's stated strategy of targeting investment at high growth markets with international connections and will further enhance the HSBC Group's footprint in the Asia-Pacific region.

HSBC believes that KEB would benefit from having a long-term, and internationally focused, strategic shareholder which would enable it to enhance future growth prospects. KEB has particular strengths in trade finance and foreign exchange, complementing HSBC's global capabilities in these areas. HSBC would also offer KEB the opportunity to add to the range of services it offers in other areas, from personal finance and credit cards to building deeper commercial and corporate relationships.

The importance of, and role played by, KEB in Korean international business, when linked with HSBC's broader global network, will provide the leading platform to serve Korea's businesses and people internationally.

As a bank with a long history in Korea, and as the prospective majority shareholder in one of the nation's largest financial institutions, HSBC intends to make a full contribution to the further development of the financial services industry in Korea.

KEB's listing on the KRX will provide a continuing opportunity for Korean investors to participate in KEB's future.

FINANCIAL RATIONALE FOR TRANSACTION
It is expected that the acquisition will be accretive to HSBC's earnings per share in its first full year of operations within the HSBC Group. HSBC has identified a number of areas of potential business growth for KEB as a member of the HSBC Group.

INFORMATION ON KEB
KEB has over 5.4 million deposit customers and is the sixth largest bank in Korea, as measured by total assets at 30 June 2007. It has over 350 branches and a presence in 18 countries, making it Korea's leading international bank.

At 30 June 2007, KEB's total assets were KRW73.5 trillion (US$78.2 billion) with shareholders' equity of KRW6.3 trillion (US$6.7 billion). In the year ended 31 December 2006, KEB generated pre-tax profits of KRW1,482 billion (US$1,577 million) (2005: KRW1,654 billion (US$1,760 million)) and net income of KRW1,006 billion (US$1,070 million) (2005: KRW1,934 billion (US$2,058 million)). Net income in the six months to 30 June 2007 was KRW516 billion (US$549 million). These results were prepared in accordance with Korean GAAP.

ACQUISITION AGREEMENT
Under an agreement entered into on 3 September 2007 with Lone Star, HSBC Asia has conditionally agreed to purchase 329,042,672 KEB shares, representing 51.02 per cent of the issued share capital of KEB, from Lone Star.

Conditions and termination right
The acquisition is conditional upon the satisfaction or waiver of certain conditions on or before 30 April 2008 including (but not limited to):

.. KEB, HSBC Asia and other relevant members of the HSBC Group having received all necessary governmental and regulatory approvals, particularly in Korea (and none of the approvals being granted subject to any conditions having adverse effect).

.. No adverse effect having occurred in relation to KEB's business, assets, operations or liabilities that is material to the KEB Group taken as a whole (excluding the effects of changes in general economic, financial, political, regulatory or market conditions applicable to similar businesses in Korea).

.. Certain specified actions in relation to KEB not occurring without the prior consent of HSBC Asia.

.. No material business restriction or suspension having been imposed on KEB as a result of the ongoing litigation in relation to the merger of the KEB Card business with KEB in 2004.

Within Korea, applications for approval will be made to the Financial Supervisory Commission and the Fair Trade Commission. In the event that the formal application for approval has not been submitted to the FSC on or before 31 January 2008, Lone Star has the right to terminate the acquisition agreement.

Further due diligence
Under the acquisition agreement, HSBC Asia has the right to conduct further due diligence on KEB in a period of 40 days following signing of the agreement, which may be extended by a further seven days in certain circumstances. HSBC Asia is then entitled, within five days of the end of that period, to notify Lone Star that it does not wish to proceed with the acquisition in which case the acquisition agreement will terminate.

Consideration
The consideration for the shares is KRW3,400 billion plus US$2,700 million amounting in total to the equivalent of approximately US$6,317 million, equivalent to KRW18,045 (US$19.20) per share, payable in cash, assuming the acquisition is completed on or before 31 January 2008. In the event that completion has not taken place on or before 31 January 2008, HSBC will pay a further US$133 million, equivalent to KRW380 (US$0.40) per share. The acquisition agreement is conditional on completion taking place on or before 30 April 2008. Settlement on closing will be made in cash in US dollars, with the Korean won element of the consideration converted into US dollars at the then current exchange rate.

The consideration expressed in KRW at KRW18,045 per share represents a premium of 21.5 per cent to the share price as at 31 August 2007 of KRW14,850 per share, a 26.8 per cent premium to the 10 day average trading price to 31 August 2007 of KRW14,230 per share, a 29.0 per cent premium to the 30 day average trading price to 31 August 2007 of KRW13,990 per share and a multiple of KEB's stated book value at 30 June 2007 of 1.83 times.

The consideration payable will be offset by any dividends in respect of the shares subject to the acquisition paid by KEB by reference to a record date which is prior to the registration of HSBC Asia as a shareholder entitled to any such dividend.

The consideration was arrived at after arm's length negotiations between the parties. HSBC was advised by HSBC Corporate, Investment Banking and Markets and UBS AG acting through its business group, UBS Investment Bank. The Directors of HSBC believe the terms of the transaction are fair and reasonable and in the interests of HSBC's shareholders as a whole.

The acquisition will be financed from HSBC's own resources. Following completion, KEB will be accounted for as a subsidiary in HSBC's consolidated financial statements.

Guarantee
HSBC Asia will have the benefit of a guarantee from Lone Star Fund IV (US) LP and Lone Star Fund IV (Bermuda) LP guaranteeing the financial obligations of LSF-KEB Holdings SCA under the acquisition agreement.

KEXIM
KEXIM also owns 40,314,387 shares in KEB and, under the terms on which Lone Star originally invested in KEB, KEXIM has the right to require any purchaser of Lone Star's shares to acquire part or all of its shares on substantially the same terms. If this right is exercised in respect of all of KEXIM's shares, it would involve the payment by HSBC Asia of KRW727 billion (US$774 million) to KEXIM, assuming that completion takes place before 31 January 2008 and the consideration is set in Korean won. If completion takes place after 31 January 2008, there will be a corresponding increase in the amount payable to KEXIM in line with the additional payment to Lone Star. Such purchase, if KEXIM exercises its right, would be conditional on, and completed at the same time as, completion of the purchase of Lone Star's KEB shares.

Management and operations
Following completion and subject to relevant approvals, HSBC will be entitled to nominate a majority of directors to the Board of KEB including KEB's Chairman and Chief Executive and certain other officers. The KEB name will be retained with consideration being given to the addition, in a suitable form, of reference to KEB being a member of the HSBC Group to reflect its majority shareholding.

Notes:

HSBC Holdings plc
Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 10,000 properties in 83 countries and territories in Europe; Hong Kong; rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC are held by about 200,000 shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares. HSBC provides a comprehensive range of financial services to more than 125 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking.

The Hongkong and Shanghai Banking Corporation Limited is an indirect, wholly-owned subsidiary of HSBC Holdings plc. HSBC Asia is a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Lone Star
LSF-KEB Holdings SCA is a Belgian incorporated holding company which holds 329,042,672 shares in KEB. It is controlled by the general partner of Lone Star Fund IV (US) LP, and its ultimate investors include the investors in Lone Star Fund IV (US) LP and other institutional investors. Lone Star Funds is a family of private investment limited partnerships established to facilitate investment by a group of investors into financial and other assets.

KEXIM
KEXIM is an official export credit agency owned by the Korean government providing comprehensive export credit and guarantee programmes to support Korean enterprises in conducting overseas business.

Miscellaneous
The acquisition constitutes a Class 2 transaction for HSBC under the Listing Rules of the UK Financial Services Authority and a discloseable transaction for HSBC under the Hong Kong Listing Rules. A circular containing further information on the transaction in accordance with the relevant requirements of the Hong Kong Listing Rules will be mailed to HSBC shareholders who have elected to receive corporate communications in printed form and will be available at the same time on HSBC's website, www.hsbc.com.

As at the date of this announcement, the Directors of HSBC are S K Green, The Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

To the best of the knowledge, information and belief of the Directors of HSBC having made all reasonable enquiries, both (a) Lone Star and its ultimate beneficial owners and (b) KEXIM and its ultimate beneficial owners are third parties independent of HSBC and its connected persons (as defined under the Hong Kong Listing Rules).

The announcement
In this announcement:

(i) "HSBC" means HSBC Holdings plc and its subsidiaries unless the context otherwise requires.

(ii) Figures in KRW have been translated into US$ at the rate of KRW939.9 = US$1 and figures in US$ have been translated into KRW at the rate of US$1 = KRW939.9 for indication purposes only.

(iii) The financial figures for KEB for the years ended 31 December 2006 and 2005 have been extracted from the relevant audited accounts for KEB which were prepared on a consolidated basis. The financial figures for KEB for the six months to 30 June 2007 have been extracted from the relevant unaudited interim accounts for KEB which were prepared on a non-consolidated basis.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 September, 2007